                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO
                                 (Rule 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                             Rare Medium Group, Inc.
                             -----------------------
                       (Name of Subject Company (Issuer))

                             AP/RM Acquisition, LLC
                             ----------------------
                        (Name of Filing Person (Offeror))

                         Apollo Investment Fund IV, L.P.
                         -------------------------------
                 (Name of Filing Person (Affiliate of Offeror))

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)

                                    75382N109
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael D. Weiner
                             AP/RM Acquisition, LLC
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 694-8000

                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Paul A. Belvin, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

                            CALCULATION OF FILING FEE
     --------------------------------------------------------------------
      Transaction Valuation*                        Amount of Filing Fee
     --------------------------------------------------------------------
        $4,200,814.50                                  $386.47
     --------------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 15,002,909 outstanding shares of Common Stock at the tender offer price of $0.28 per share.

|X|  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $386.47         Filing Party: : AP/RM Acquisition, LLC
                       --------------                     ----------------------

Form or Registration No.:  Schedule TO   Date Filed::     April 9, 2002
                         -------------                    ----------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates: |X|

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 9, 2002 (the "Schedule TO") by AP/RM Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), in connection with the offer by the Purchaser to purchase up to 15,002,909 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rare Medium Group, Inc., a Delaware corporation (the "Company"), at a price of $0.28 per share of Common Stock, net to the seller in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, dated April 9, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Item 1.  Summary Term Sheet.

         Item 1 is hereby amended as follows:

         The section of the Offer to Purchase captioned "Summary Term Sheet" is hereby amended by adding to the response to the question "If I decide not to tender, how will the offer affect my shares?" before the cross-reference to
Section 11 the following:

         If all 15,002,909 shares of common stock are tendered and accepted for purchase, we and the Apollo Stockholders would own approximately 49.9% of the voting power of Rare Medium. Because of this large ownership percentage, we and the Apollo Stockholders could have significant influence over Rare Medium's affairs and policies, such as the election of directors, the appointment of new management and the approval of any other action requiring stockholder approval, including amendments to Rare Medium's certificate of incorporation, mergers and sales of all or substantially all of Rare Medium's assets. In addition, if all currently outstanding shares of series A convertible preferred stock were converted and all series 1-A and 2-A warrants were exercised, we and the Apollo Stockholders would own approximately 60.3% of the outstanding voting common stock of Rare Medium. If we and the Apollo Stockholders owned more than 50% of Rare Medium's voting power, we and the Apollo Stockholders could effectively control the corporate affairs and policies of Rare Medium.

Item 11.  Additional Information.

         (b) The section of the Offer to Purchase captioned "Section 11 - Effects of the Offer on the Market for the Shares of Common Stock" is hereby amended by adding the following paragraph as the last paragraph of the section:

         If all 15,002,909 shares of Common Stock are tendered and accepted for purchase, the Purchaser and the Apollo Stockholders would own approximately 49.9% of the voting power of the Company. Because of this large ownership percentage, the Purchaser and the Apollo Stockholders could have significant influence over the Company's affairs and policies, such as the election of directors, the appointment of new management and the approval of any other action requiring stockholder approval, including amendments to the Company's certificate of incorporation, mergers and sales of all or substantially all of the Company's assets. In addition, if all currently outstanding shares of Preferred Stock were converted and all Warrants were exercised, the Purchaser and the Apollo Stockholders would own approximately 60.3% of the outstanding voting common stock of the Company. If the Purchaser and the Apollo Stockholders owned more than 50% of the Company's voting power, the Purchaser and the Apollo Stockholders could effectively control the corporate affairs and policies of the Company.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AP/RM ACQUISITION, LLC



Dated: April 23, 2002              By:      Apollo Management IV, L.P.
                                            its general partner


                                   By:      AIF IV Management, L.P.
                                            its general partner

                                   By:
                                       ----------------------------
                                        Name: Andrew D. Africk
                                        Title:   Vice President

                                   APOLLO INVESTMENT FUND IV, L.P.


Dated: April 23, 2002              By:      Apollo Advisors IV, L.P.
                                            its general partner


                                   By:      Apollo Capital Management IV, Inc.
                                            its general partner

                                   By:
                                       ----------------------------
                                        Name: Andrew D. Africk
                                        Title:   Vice President